July 5, 2016

VIA EDGAR

Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cognex Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 10, 2016

Form 10-Q for the Quarterly Period Ended April 3, 2016

Filed May 2, 2016

File No. 001-34218

Dear Mr. Cascio:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) and the quarterly report on Form 10-Q for the quarterly period ended April 3, 2016 (the “Form 10-Q”) of Cognex Corporation (the “Company”), as set forth in your further letter to the undersigned dated June 17, 2016 (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 17

1. Please reconcile your response to prior comment 1 with (1) statements made during your February 10, 2016 conference call discussing a slowed growth rate in China and a slower economy in Europe, and (2) statements made during your May 2, 2016 conference call indicating that you experience seasonal trends in both your factory-automation and logistics businesses. Also, in future filings, please ensure that the significance of each of your industry and end-market references in your document is clear from context.

Cognex Corporation    One Vision Drive    Natick, MA 01760-2059    (508) 650-3000    fax (508) 650-3333    www.cognex.com

Brian Cascio

Securities and Exchange Commission

July 5, 2016

Response to Comment 1:

With regard to the disclosures related to trends required by Regulation S-K Item 303(a)(3)(ii) for full fiscal years, although management discussed a slower growth rate in China and a slower economy in Europe during the Company’s February 10, 2016 conference call, the Company still expects growth from these regions in 2016 and does not believe that these economic conditions will have a material impact on the Company’s financial condition or results of operations. Specifically, management commented during the call that “we do expect China to be a meaningful contributor to growth even in its current economic state.” To the extent identified by management, however, the Company will discuss any material trends by country or region affecting its financial condition or results of operations in its future filings.

With regard to the disclosures related to seasonality required by Regulation S-K Instruction 5 to Item 303(b) for interim periods, the Company has discussed the seasonal aspects of its business in prior filings when these items have had a material effect on the Company’s results of operations. For example, please refer to the Company’s Form 10-Q for the quarterly period ended October 4, 2015, which stated “The decrease for the three-month period was primarily due to the timing of revenue from large orders in the consumer electronics industry. The new product introduction cycles of customers in this industry result in cyclical ordering patterns. During 2014, large consumer electronics orders were recognized as revenue predominantly in the third quarter, while during 2015, large consumer electronics orders were recognized as revenue in each of the first three quarters of the year, with the highest level being recognized in the second quarter.” Although the Company has historically experienced seasonality in its factory automation business (and, in particular, with respect to its consumer electronics and logistics businesses), this seasonality did not have a material effect on the Company’s results of operations for the quarterly period ended April 3, 2016. Although management commented during the Company’s May 2, 2016 conference call that “we typically experience a revenue decline from Q4 to Q1 and that seasonal trend held true this year,” the sequential decline in revenue was only $1.6 million or 2%, and therefore, the Company does not believe this was a material seasonal trend requiring disclosure in the Form 10-Q. The Company will discuss the seasonal aspects of its businesses in future filings when such seasonality has had a material impact upon the Company’s financial condition or results of operations.

Also, per the Staff’s comment, the Company will ensure that, in future filings, the significance of each of its industry and end-market references in the filing is clear from context.

Gross Margin, page 18

2. Please expand your response to prior comment 2 to (1) clarify the basis for your conclusion that a margin in the mid 70% range would be immaterial, and (2) address whether the preferred pricing arrangement with your material customer involves a material change in

Brian Cascio

Securities and Exchange Commission

July 5, 2016

margin during periods beyond your second quarter. Also tell us the extent that your margins would have changed during the periods presented absent your agreement with the material customer; your response should make clear the extent that you must make sales with margins that offset your preferred pricing to maintain historic margins.

Response to Comment 2:

The Company currently expects its gross margin to remain in the mid-to-high 70% range for the remainder of 2016, inclusive of the impact of the preferred pricing arrangement with its material customer. A gross margin at the lower end of this range would likely be associated with higher total revenue, which would result in a positive contribution to the Company’s operating income; therefore, the Company does not believe that a gross margin in the mid 70% range would be material to its results of operations.

The Company’s gross margin would have been approximately 30 basis points higher absent its agreement with the material customer in 2015 as compared to 2014 (please note that this impact is different from the 30 basis points attributed to increased sales of ID products in the Company’s prior response). The preferred pricing arrangement and increased sales of ID products contributed to a shift in revenue mix to relatively-lower margin products and services. As described in the Form 10-K, this shift in revenue mix, as well as the negative impact of changes in foreign currency exchange rates, was partially offset by lower inventory charges in 2015 as compared to 2014, to result in a slight decline in the gross margin from 78% in 2014 to 77% in 2015. None of these items, either favorable or unfavorable to the gross margin, were individually material (50 basis points or less).

The Company has discussed the gross margin impact of arrangements with material customers in prior filings when these items have had a material effect on the Company’s results of operations. For example, please refer to the Company’s Form 10-Q for the quarterly period ended July 5, 2015, which stated that the lower gross margin was due in part to “volume pricing discounts on certain large orders.” The Company will continue to describe material changes in its gross margin in future filings.

Income Tax, page 22

3. Please refer to comment 3. We see that the statutory tax rates in your major foreign jurisdictions are significantly higher than the foreign effective tax rate that can be derived from the disclosures in Note 16. Accordingly, in future filings please also disclose the foreign effective tax rate and describe the principal reasons for the difference between the foreign effective tax rate and the foreign statutory rates you disclose in MD&A.

Brian Cascio

Securities and Exchange Commission

July 5, 2016

Response to Comment 3:

Per the Staff’s comment, the Company will disclose, in future filings, the foreign effective tax rate and describe the principal reasons for the difference between the foreign effective tax rate and the foreign statutory rates the Company discloses in MD&A.

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies, page 39

Revenue Recognition, page 41

4. Please refer to comment 4. While we acknowledge the proposed revisions to your revenue recognition disclosure, in future filings, please describe the specific circumstances where you recognize revenue in advance of billing, including a description of the underlying terms of any specific arrangements. Also, describe how payment terms of those arrangements differ from those when you recognize revenue and bill receivables at shipment or delivery, as described in your basic revenue policy disclosure.

Response to Comment 4:

Per the Staff’s comment, the Company will disclose, in future filings, the specific circumstances where the Company recognizes revenue in advance of billing, including a description of the underlying terms of any specific arrangements. In addition, in future filings, the Company will describe how payment terms of those arrangements differ from those when the Company recognizes revenue and bills receivables at shipment or delivery, as described in its basic revenue policy disclosure. The Company’s intended disclosure is included below (changes to existing disclosure marked, with new disclosure in underlined text).

“In order to recognize revenue, the Company requires that a signed customer contract or purchase order is received, the fee from the arrangement is fixed or determinable, and the collection of the resulting receivable is probable. Assuming that these criteria have been met, product revenue is generally recognized upon delivery, revenue from maintenance and support programs is recognized ratably over the program period, and revenue from consulting and training services is recognized when the services have been provided. When customer-specified acceptance criteria exists that are substantive, product revenue is deferred, along with associated incremental direct costs, until these criteria have been met and any remaining performance obligations are inconsequential or perfunctory.

For the majority of the Company’s revenue transactions, revenue recognition and invoicing both occur upon delivery. In certain circumstances, however, the agreement with the customer provides for invoicing terms which differ from revenue recognition criteria, resulting in either deferred revenue or unbilled revenue. Invoicing that precedes revenue recognition is common for various

Brian Cascio

Securities and Exchange Commission

July 5, 2016

customers in the logistics industry where milestone billings are prevalent, resulting in deferred revenue. Conversely, the Company records unbilled revenue in connection with a material customer in the consumer electronics industry. For this arrangement, the Company recognizes revenue for all delivered products when the first production line that incorporates these products is validated, because at that point the remaining performance obligations are inconsequential or perfunctory. Invoicing for all delivered products occurs as the production lines incorporating those products are installed over a period of several weeks. The Company also has a technical support obligation related to this arrangement for which revenue is deferred and recognized over the support period of approximately six months.”

Note 16. Taxes, page 59

5. Please refer to comment 7. While your response indicates that you have repatriated a certain amount of current year earnings in each year, Note 16 does not provide any disclosure about repatriated earnings and we do not see any deferred tax liability for undistributed foreign earnings not deemed permanently reinvested. To help us better understand your response, please describe to us the actual circumstances leading you to repatriate and provide for U.S. income taxes on foreign earnings and quantify the impact on the provision for income taxes for each year presented. Also, clarify the basis for your disclosure on page 61 that you do not provide U.S. income taxes on foreign subsidiaries undistributed earnings because they are deemed to be permanently reinvested.

Response to Comment 5:

Each year the Company reviews its earnings in the various jurisdictions in which it operates and determines the level of funds required to sustain future growth. These funds are considered permanently reinvested. Where it is determined that excess funds are available within the current year’s earnings, the excess has been repatriated to the United States and appropriate taxes paid net of foreign tax credits. In 2014, the Company repatriated $35 million in foreign earnings and provided for $8.7 million in Federal income taxes. In 2015, the Company repatriated $44 million in foreign earnings and provided for $12.3 million in Federal income taxes.

To the extent that the Company has undistributed foreign earnings that are not deemed permanently reinvested in the future, the Company will provide appropriate footnote disclosure and record a deferred tax liability with respect to such undistributed foreign earnings.

6. Please refer to comment 7. Tell us the cumulative amount of undistributed earnings of your foreign subsidiaries at December 31, 2015.

Brian Cascio

Securities and Exchange Commission

July 5, 2016

Response to Comment 6:

The Company’s cumulative amount of undistributed earnings of its foreign subsidiaries was $375 million at December 31, 2015.

Form 10-Q for the Quarterly Period Ended April 3, 2016

7. Please expand your response to prior comment 8 to provide your analysis of whether your complete amended charter was required to be filed with your previous Form 10-Q; include in your response the date that the charter was amended. Also address in your response when you are required to file your complete amended bylaws.

Response to Comment 7:

The Company proposed amendments to its charter and bylaws for approval by its shareholders at its 2016 Annual Meeting of Shareholders held on April 28, 2016. These proposed amendments, which were set forth in the Company’s definitive proxy statement filed with the Commission on March 16, 2016, were approved by the Company’s shareholders at the Annual Meeting. However, the amendments to the charter were not effective until the filing and acceptance of articles of amendment in appropriate form with the Secretary of State of the Commonwealth of Massachusetts, which occurred on May 5, 2016. The amendment to the Company’s bylaws became effective at the same time. As a result, the Company will be required to file its complete amended charter and complete amended bylaws with its next periodic report (its quarterly report on Form 10-Q for the quarterly period ended July 3, 2016) pursuant to Regulation S-K Item 601(b)(3)(i) and (ii).

If you should have any questions concerning these responses, please contact the undersigned at (508) 650-6363.

Sincerely,

/s/ Richard A. Morin

Richard A. Morin
Executive Vice President of Finance and Administration and Chief Financial Officer